SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share;

Series B Liberty Capital common stock, par value $.01 per share;

Series A Liberty Interactive common stock, par value $.01 per share;

Series B Liberty Interactive common stock, par value $.01 per share;

Series A Liberty Starz common stock, par value $.01 per share; and

Series B Liberty Starz common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 53071M302;

Series B Liberty Capital common stock: 53071M401;

Series A Liberty Interactive common stock: 53071M104;

Series B Liberty Interactive common stock: 53071M203;

Series A Liberty Starz common stock: 53071M708; and

Series B Liberty Starz common stock: 53071M807

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2010

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M302 (LCAPA) 53071M401 (LCAPB) 53071M104 (LINTA) 53071M203 (LINTB) 53071M708 (LSTZA) 53071M807 (LSTZB)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7

Sole Voting Power
Liberty Capital Series A common stock:  296,129 (1, 2, 3, 4, 5)
Liberty Capital Series B common stock:  834,013 (1, 2)
Liberty Interactive Series A common stock: 874,114 (1, 2, 3, 4, 5)
Liberty Interactive Series B common stock: 4,170,063 (2, 3)
Liberty Starz Series A common stock: 101,217 (1, 3, 4, 5)
Liberty Starz Series B common stock: 333,605 (2, 3)

8

Shared Voting Power
Liberty Capital Series A common stock:  0
Liberty Capital Series B common stock:  0
Liberty Interactive Series A common stock: 0
Liberty Interactive Series B common stock: 0
Liberty Starz Series A common stock: 0
Liberty Starz Series B common stock: 0

9

Sole Dispositive Power
Liberty Capital Series A common stock:  296,129 (1, 2, 3, 4, 5)
Liberty Capital Series B common stock:  834,013 (1, 2)
Liberty Interactive Series A common stock: 874,114 (1, 2, 3, 4, 5)
Liberty Interactive Series B common stock: 4,170,063 (2, 3)
Liberty Starz Series A common stock: 101,217 (1, 3, 4, 5)
Liberty Starz Series B common stock: 333,605 (2, 3)

10

Shared Dispositive Power
Liberty Capital Series A common stock:  0
Liberty Capital Series B common stock:  0
Liberty Interactive Series A common stock: 0
Liberty Interactive Series B common stock: 0
Liberty Starz Series A common stock: 0
Liberty Starz Series B common stock: 0

11

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Capital Series A common stock:  296,129 (1, 2, 3, 4, 5)
Liberty Capital Series B common stock:  834,013 (1, 2)
Liberty Interactive Series A common stock: 874,114 (1, 2, 3, 4, 5)
Liberty Interactive Series B common stock: 4,170,063 (2, 3)
Liberty Starz Series A common stock: 101,217 (1, 3, 4, 5)
Liberty Starz Series B common stock: 333,605 (2, 3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13

Percent of Class Represented by Amount in Row (11)
Liberty Capital Series A common stock 0.33% (5, 6)
Liberty Capital Series B common stock:  11.26% (6)
Liberty Interactive Series A common stock: 0.15% (5, 6)
Liberty Interactive Series B common stock: 12.47% (6)
Liberty Starz Series A common stock: 0.20% (5, 6)
Liberty Starz Series B common stock: 12.36% (6)

14	Type of Reporting Person IN

(1) Includes 125,092 LCAPA shares, 676,648 LCAPB shares, 37,546 LINTA shares and 3,003 LSTZA shares jointly held by Mr. Bennett and his wife, Deborah Bennett.

(2)  Includes 62,329 LCAPA shares, 157,365 LCAPB shares, 299,567 LINTA shares, 100 LINTB shares and 8 LSTZB shares owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.

(3)  Includes 105,450 LCAPA shares, 522,400 LINTA shares, 4,169,963 LINTB shares, 96,820 LSTZA shares and 333,597 LSTZB shares that are subject to options which are exercisable within 60 days of February 23, 2010. Mr. Bennett has the right to convert the options to purchase LINTB and LSTZB shares into options to purchase an equivalent number of shares of LINTA and LSTZA, respectively.

(4) Includes 795 restricted shares of LCAPA, 4,855 restricted shares of LINTA and 445 restricted shares of LSTZA, none of which are vested or will vest within sixty days of February 23, 2010.

(5)  Does not include shares of LCAPA, LINTA or LSTZA, respectively, issuable upon (x) conversion of shares of LCAPB, LINTB, LSTZB, respectively, owned by Mr. Bennett, Hilltop Investments, LLC and by Mr. Bennett and his wife, Deborah Bennett, jointly, as noted above, (y) conversion of shares of LINTB or LSTZB that may be acquired pursuant to stock options or (z) exercise of options to acquire shares of LINTB or LSTZB that were converted into options to acquire shares of LINTA or LSTZA, respectively, by Mr. Bennett; however, if such shares of LCAPA, LINTA or LSTZA were included, Mr. Bennett would have sole voting and dispositive power over 1,130,142 LCAPA shares,  5,044,177 LINTA shares and 434,822 LSTZA shares and Mr. Bennett’s beneficial ownership of LCAPA, LINTA and LSTZA, as a series, would be 1.24%, 0.88% and 0.87%, respectively, in each case subject to the relevant footnotes set forth herein.

(6)  Based upon the following number of shares outstanding as of January 31, 2010 based on information provided by the Issuer: (i) 89,888,078 LCAPA shares, (ii) 7,405,151 LCAPB shares, (iii) 567,475,938 LINTA shares, (iv) 29,276,689 LINTB shares, (v) 49,418,326 LSTZA shares and (vi) 2,365,545 LSTZB shares.  Each share of LCAPB is convertible, at the option of the holder, into one share of LCAPA, each share of LINTB is convertible, at the option of the holder, into one share of LINTA and each share of LSTZB is convertible, at the option of the holder, into one share of LSTZA.  Each share of LCAPA, LINTA and LSTZA is entitled to one vote, whereas each share of LCAPB, LINTB and LSTZB is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 4.78% of the voting power with respect to the general election of directors of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

Item 1.	Security and Issuer.

Robert R. Bennett is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Bennett:

(a)           Series A Liberty Capital Common Stock, par value $0.01 per share (“LCAPA”);

(b)           Series B Liberty Capital Common Stock, par value $0.01 per share (“LCAPB”);

(c)           Series A Liberty Interactive Common Stock, par value $0.01 per share (“LINTA”);

(d)           Series B Liberty Interactive Common Stock, par value $0.01 per share (“LINTB”);

(e)           Series A Liberty Starz Common Stock, par value $0.01 per share (“LSTZA”); and

(f)            Series B Liberty Starz Common Stock, par value $0.01 per share (“LSTZB” and, together with LCAPA, LCAPB, LINTA, LINTB and LSTZA, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of LCAPA issuable upon conversion of shares of LCAPB, the shares of LINTA issuable upon conversion of shares of LINTB and the shares of LSTZA issuable upon conversion of shares of LSTZB. At the option of the holder, each share of LCAPB is convertible into one share of LCAPA, each share of LINTB is convertible into one share of LINTA and each share of LSTZB is convertible into one share of LSTZA. The shares of LCAPA, LINTA and LSTZA are not convertible. The holders of LCAPA, LINTA, LSTZA, LCAPB, LINTB and LSTZB generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of LCAPB, LINTB and LSTZB are entitled to 10 votes per share and the holders of LCAPA, LINTA and LSTZA are entitled to one vote per share.

Item 2.	Identity and Background.

The reporting person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Bennett is a director of the Issuer, Discovery Communications, Inc. and Sprint Nextel Corporation.

During the last five years, Mr. Bennett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bennett is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

Not applicable.

Item 4.	Purpose of the Transaction.

Mr. Bennett does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Mr. Bennett may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Bennett will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Bennett, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Bennett beneficially owns (without giving effect to the conversion of LCAPB, LINTB or LSTZB shares into LCAPA, LINTA or LSTZA shares, as applicable, or the conversion of options to acquire LINTB or LSTZB shares into options to acquire LINTA or LSTZA shares, as applicable) (i) 296,129 LCAPA shares (including (A) 125,092 LCAPA shares held jointly with his wife, Deborah Bennett; (B) 62,329 LCAPA shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; (C) 105,450 LCAPA shares that may be acquired within 60 days of February 23, 2010 pursuant to stock options; and (D) 795 restricted shares of LCAPA, none of which are vested or will vest within sixty days of February 23, 2010) which represent approximately 0.33% of the outstanding shares of LCAPA; (ii) 834,013 LCAPB shares (including (A) 676,648 LCAPB shares held jointly with his wife, Deborah Bennett; and (B) 157,365 LCAPB shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett) which represent approximately 11.26% of the outstanding shares of LCAPB; (iii) 874,114 LINTA shares (including (A) 37,546 LINTA shares held jointly with his wife, Deborah Bennett; (B) 299,567 LINTA shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; (C) 522,400 LINTA shares that may be acquired within 60 days of February 23, 2010 pursuant to stock options; and (D) 4,855 restricted shares of LINTA, none of which are vested or will vest within sixty days of February 23, 2010) which represent approximately 0.15% of the outstanding shares of LINTA; (iv) 4,170,063 LINTB shares (including (A) 100 LINTB shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; and (B) 4,169,963 LINTB shares that may be acquired within 60 days of February 23, 2010 pursuant to stock options) which represent approximately 12.47% of the outstanding shares of LINTB; (v) 101,217 LSTZA shares (including (A) 3,003 LSTZA shares held jointly with his wife, Deborah Bennett; (B) 96,820 LSTZA shares that may be acquired within 60 days of February 23, 2010 pursuant to stock options; and (C) 445 restricted shares of LSTZA, none of which are vested or will vest within sixty days of February 23, 2010) which represent approximately 0.20% of the outstanding shares of LSTZA; and (vi) 333,605 LSTZB shares (including (A) 8 LSTZB shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett; and (B) 333,597 LSTZB shares that may be acquired within 60 days of February 23, 2010 pursuant to stock options) which represent approximately 12.36% of the outstanding shares of LSTZB. The foregoing percentage interests are based on (1) (i) 89,888,078 LCAPA shares, (ii) 7,405,151 LCAPB shares, (iii) 567,475,938 LINTA shares, (iv) 29,276,689 LINTB shares, (v) 49,418,326 LSTZA shares and (vi) 2,365,545 LSTZB shares, based on information provided by the Issuer, in each case, outstanding as of January 31, 2010, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exercisable within 60 days after February 23, 2010. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 4.78% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Bennett, and, to his knowledge, his wife and Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)           Neither Mr. Bennett nor, to his knowledge, his wife nor Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2010

/s/ Robert R. Bennett
Robert R. Bennett